RA MEDICAL SYSTEMS, INC.

1670 Highway 160 West

Suite 205

Fort Mill, SC  29708

February 6, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:Ra Medical Systems, Inc.

Acceleration Request

Registration Statement on Form S-3

Filed February 1, 2023

File No. 333-269491

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ra Medical Systems, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM, Eastern time, on Wednesday, February 8, 2023, or as soon thereafter as is practicable.

Please contact Joe Alley of Arnall Golden Gregory LLP at 404-873-8688 or joe.alley@agg.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Ra Medical Systems, Inc.

By: /s/ Brian Conn______________________________________

       Brian Conn, Interim Chief Financial Officer